UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
To
Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offer) ☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

NAVISION A/S
(Name of Subject Company)

Not applicable
(Translation of Subject Company's Name into English (if applicable))

Kingdom of Denmark
(Jurisdiction of Subject Company's Incorporation or Organization)

MICROSOFT CORPORATION
(Name of Person(s) Furnishing Form)

Ordinary Shares, nominal value DKK 1 per share
(Title of Class of Subject Securities)

Not applicable
(CUSIP Number of Class of Securities (if applicable))

Lars Larsen
Navision a/s
Frydenlunds Allé 6
2950 Vedbæk
Denmark
Telephone: +45 4567 8000
(Name, Address (including zip code), and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

May 13, 2002
(Date Tender Offer/Rights Offering Commenced)

SUPPLEMENT DATED JUNE 11, 2002
TO
SHARE PURCHASE AND EXCHANGE OFFER

to the shareholders of

NAVISION®

The Way to Grow

submitted by
7 May 2002

Microsoft®

Notice
to
Navision Shareholders
in
Alberta, Ontario, and Quebec

Notwithstanding the statements in the accompanying Share Purchase and Exchange Offer ("Offer") and Acceptance Form to the effect that that the Offer may not be made to, or accepted by, record or beneficial shareholders of Navision ordinary shares ("Shares") in Canada, Microsoft (after consultations with the Securities Commissions of the provinces of Alberta, Ontario, and Quebec) has determined that the Offer can be made to, and accepted by, record and beneficial holders of Navision Shares in the provinces of Alberta, Ontario, and Quebec.

Accordingly, record or beneficial shareholders of Navision Shares in Alberta, Ontario, and Quebec may execute and deliver acceptances using the accompanying Acceptance Form and, subject to the satisfaction or waiver of the conditions to Microsoft's obligation to purchase the Shares as set forth in the Offer, Microsoft will purchase such Shares.